**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2015**

**V. M. Manning & Co., Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2015**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 168,784.00 |
| Nonallowable assets: | | |
| Prepaid Expenses | 0.00 | |
| Other Assets | 25,560.00 | |
| Fixed Assets | 0.00 | |
| Accounts receivable – other | 74,868.00 | (100,408.00) |
| Other Charges | | |
| Other | 0.00 | |
| Haircuts | 5,028.00 | |
| Undue Concentration | 0.00 | (5,028.00) |
| Net allowable capital | | $ 63,328.00 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 901.32 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 58,328.00 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 13,493.00 |
| Percentage of aggregate indebtedness to net capital | 21.31% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2015 | $ 63,328.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | 0.00 |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | (0.00) |
| Change in Other Haircuts | 0.00 |
| NCC per Audit | 63,328.00 |
| Reconciled Difference | $ (0.00) |

See accountant's audit report

**V.M. Manning & Co, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2015**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2015 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2015 | $ - |